Filed by PartnerRe Ltd
Pursuant to Rule 425
Under the Securities Act of 1933

Subject Company:  PARIS RE Holdings Ltd
Commission File No.: 021-98562

                                                          Filed by PartnerRe Ltd
                                                            Pursuant to Rule 425
                                                Under the Securities Act of 1933

                                         Subject Company:  PARIS RE Holdings Ltd
                                                  Commission File No.: 021-98562

PartnerRe
Proposed PartnerRe Acquisition of PARIS RE

July 6, 2009
                                                                               1

                                     Proposed PartnerRe Acquisition of PARIS RE
                                     July 6, 2009

Safe Harbor Disclosure

This document includes "forward-looking statements" within the meaning of the
"safe harbor" provisions of the Private Securities Litigation Reform Act of
1995. These forward-looking statements are based on PartnerRe's and PARIS RE's assumptions and expectations concerning future events and financial performance, in each case, as they relate to PartnerRe, PARIS RE or the combined company.
Such statements are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. These forward-looking statements could be affected by numerous foreseeable and unforeseeable events and developments such as exposure to catastrophe, or other large property and casualty losses, adequacy of reserves, risks associated with implementing business strategies and integrating new acquisitions, levels and pricing of new and renewal business achieved, credit, interest, currency and other risks associated with the PartnerRe's, PARIS RE's or the combined company's investment portfolio, changes in accounting policies, the risk that a condition to closing of the proposed transaction may not be satisfied, the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated, failure to consummate or delay in consummating the proposed transaction for other reasons, and other factors identified in PartnerRe's filings with the United States Securities and
Exchange Commission and in the documents PARIS RE files with the Autorite des
Marches Financiers (French securities regulator) and which are also available in
English on PARIS RE's web site (www.paris-re.com). In light of the significant uncertainties inherent in the forward-looking information contained herein, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made. Each of
PartnerRe or PARIS RE disclaims any obligation to publicly update or revise any forward-looking information or statements.

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                                     Proposed PartnerRe Acquisition of PARIS RE
                                     July 6, 2009                              3

Strategic Objective

To enhance PartnerRe's ability to achieve its long- term strategic and financial goals in an uncertain and volatile world

o    13%+ operating return on equity
o    10%+ growth in GAAP book value per share
o    Consistent dividend growth
o    Well-managed company

Within a Disciplined and Consistent Risk Framework
                                                                       PartnerRe
                                                                               3

Proposed PartnerRe Acquisition of PARIS RE
July 6, 2009 4

Transaction Overview

Structure	▪ Stock-for-stock acquisition ▪ Block purchase for majority stake (approximately 57%) ▪ Exchange offer for remaining shares
Pre Close Capital Distribution	▪ Pre-closing capital distribution equivalent to $3.85 per share, or approximately $310 million (net) to PARIS RE shareholders
Exchange Ratio	▪ 0.30 PartnerRe common shares for each PARIS RE common share ▪ 0.167 PartnerRe common shares for each PARIS RE warrant ▪ Fixed exchange ratio (adjusted under certain conditions)
Deal Value	▪ Total value of approximately $2.0 billion ▪ Approximately $1.7 billion PartnerRe common equity to be issued to PARIS RE shareholders (26 million shares)
Pro Forma Ownership (Fully Diluted)	▪ 69% by existing PartnerRe shareholders ▪ 31% by existing PARIS RE shareholders
Approvals	▪ PartnerRe shareholder approval ▪ Customary regulatory approvals
Expected Closing	▪ Q4 2009 close block purchase ▪ Q1 2010 full merger

PartnerRe

                                     Proposed PartnerRe Acquisition of PARIS RE
                                     July 6, 2009                              5

Multi-Step Transaction

Block purchase

o    Purchase of all shares of PARIS RE's stock held by selected investment funds (mainly private equity funds)
     o    Block represents 57% stake in PARIS RE
     o    Achieves immediate control through majority of Board of Directors
     o    Financial consolidation in PartnerRe financial reports after settlement of Block Purchase

Exchange Offer
o    Following close of the Block Purchase, a voluntary Exchange Offer for the remaining outstanding shares
     o    Same terms as Block Purchase
     o    Potential adjustment to compensate for any PartnerRe dividends declared between Block Purchase and completion of Exchange Offer

Mandatory Merger
o    Effective under Swiss law once 90% ownership attained
o    Full integration of operations and financial flexibility for transfer of assets and liabilities between PartnerRe subsidiaries

NOTE: PartnerRe acquired 6% of PARIS RE common shares outstanding prior to announcement; an additional 6% of PARIS RE shares committed to tender
                                                                       PartnerRe
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                                     Proposed PartnerRe Acquisition of PARIS RE
                                     July 6, 2009                              6
PartnerRe Acquisition Objectives

To increase PartnerRe's capital base and financial flexibility
To improve portfolio diversification and balance
To reduce strategic risk

Considerations:
Appropriate valuation at or below economic value
Problem-free balance sheet
Limited or no primary business
Limited integration risk
Accretive to earnings and book value over time
                                                                       PartnerRe
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                                     Proposed PartnerRe Acquisition of PARIS RE
                                     July 6, 2009                              7

PARIS RE At A Glance

Originally AXA Group's reinsurance activities, sold to a consortium of private equity investors in 2006

Mid-sized diversified reinsurer

Approx. 400 employees in 7 offices

Predominantly short-tail Non-life

Financial highlights

o    Shareholders Equity: $2.0 billion
o    Total Assets: $6.8 billion
o    Gross Premiums: $1.4 billion
o    3 year Operating return on tangible equity: 13.2%
o    3 year Combined Ratio: 89.9%
                                                                       PartnerRe
                                                                               7

Proposed PartnerRe Acquisition of PARIS RE
July 6, 2009 8

PARIS RE Meets PartnerRe's Acquisition Criteria

Right size and culture
- $2B capital, $1.4B premium, <400 employees
- manageable integration with low to moderate risk
- enhances rather than transforms
- compatible cultures

Enhances financial strength and flexibility
- reduced leverage – no debt
- pre-2006 reserves guaranteed by AXA
- high quality, liquid asset portfolio

Enhances our diversification
- generally short tail book
- large facultative book
- high concentration of non-proportional business
- meaningful business in emerging markets

Reinsurance only – we know this business

Transaction creates value for shareholders and other stakeholders

→

Low Financial Risk

Low Operational Risk

Creates Opportunities

Intelligent acquisition to enhance already successful PartnerRe franchise

                                     Proposed PartnerRe Acquisition of PARIS RE
                                     July 6, 2009                              9

Enhanced Diversification Increases Stability
o    Facultative book enhances Specialty capabilities
o    Controllable integration of Catastrophe book
o    Strong Global book, including Emerging Markets
o    More short tail business in the near term

Business Lines
Catastrophe                                     [GRAPHIC OMITTED]
US Property
US Casualty
US Specialty
Global P&C
Global Specialty
Life

Source:   Company filings
Note:     Based on gross premiums written, based on 12/31/08 figures

All pro forma data is for illustrative purposes only
                                                                       PartnerRe
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Proposed PartnerRe Acquisition of PARIS RE
July 6, 2009                                                                  10

Enhanced Diversification Increases Stability

[GRAPHIC OMITTED]

Source: Company filings
Note:   Based on gross premiums written, based on 12/31/08
        figures

All pro forma data is for illustrative purposes only

                                                                            p10

Proposed PartnerRe Acquisition of PARIS RE
July 6, 2009                                                                  11

High Quality Investment Portfolio

[GRAPHIC OMITTED]

Asset Type
   AAA
   AA
   A
   BBB
   Equity & Other
   Cash & Short-Term Investments

Asset Allocation
   Corp Bonds
   Gov Bonds
   Agency Bonds
   Cash, Cash Equivalents &
   Short-term Inv.
   Mortgage/ABS
   Other

Source:   Company filings
Note:     Equity & Other includes below investment grade bonds. Data as of 12/31/08

All pro forma data is for illustrative purposes only
                                                                            p11

Proposed PartnerRe Acquisition of PARIS RE
July 6, 2009 12

Enhanced Financial Strength and Flexibility

	As Reported PartnerRe 03/31/09	As Reported Paris RE * 03/31/09	Pre-close Dividend	Total	Increase/ (Decrease)
Investments, cash and cash equivalents	11,402	2,724	(310)	13,816	
Funds held by reinsured companies	753	2,330	–	3,083	
Other reinsurance balances	2,287	1,243	–	3,530	
Goodwill and intangibles	430	194	–	624	
Other assets	1,403	244	–	1,647	
Total Assets	**16,275**	**6,735**	**(310)**	**22,700**	**39%**
Unpaid losses and loss expenses and policy benefits	8,815	3,222	–	12,037	
Other reinsurance balances	1,924	1,149	–	3,073	
Debt	521	–	–	521	
Other liabilities	733	319	–	1,052	
Total Liabilities	**11,993**	**4,690**	**–**	**16,683**	**39%**
Preferred equity	520	–	-	520	
Common equity	3,762	2,045	(310)	5,497	**46%**
Total Shareholders' Equity	**4,282**	**2,045**	**(310)**	**6,017**	**41%**
Total Liabilities & Shareholders' Equity	**16,275**	**6,735**	**(310)**	**22,700**	**39%**
Total Capital	**4,795**	**2,045**	**(310)**	**6,530**	**36%**

Debt Leverage	11%	8%
Financial Leverage	22%	16%
Permanent Capital/Total Capital	89%	92%
Common Equity/Total Capital	78%	84%

PartnerRe

* Reflects conforming reclassifications

All pro forma data is for illustrative purposes only; excludes purchase GAAP adjustments

Proposed PartnerRe Acquisition of PARIS RE
July 6, 2009 13

Combined Company will be a Leading Global Reinsurer

Rank	Group	Book Value	Total Capital[1]	AM Best	S&P	Moody's	Fitch
		(most recent quarter)			(most recent quarter)		
1	Berkshire Hathaway[2]	51,000	51,000	A++	AAA	Aa1	AAA
2	Munich Re	28,741	36,845	A+	AA-	Aa3	AA-
3	Swiss Re[3]	18,822	26,099	A	A+	A1	na
	Pro Forma	**5,497**	**6,530**	**A+**	**AA-**	**Aa3**	**AA**
4	Hannover Re	3,934	6,605	A	AA-	na	na
5	Everest Re	5,040	6,058	A+	A+	Aa3	AA-
6	SCOR	4,740	6,049	A-	A	A2	A
7	Axis Capital	3,993	4,992	A	A+	A2	na
8	**PartnerRe**	**3,762**	**4,795**	**A+**	**AA-**	**Aa3**	**AA**
9	Arch Capital	3,305	4,030	A	A	A2	A+
10	Transatlantic	3,321	4,018	A	A+	Aa3	na
	PARIS RE	**2,045**	**2,045**	**A-**	**A-**	**na**	**na**

1 Includes preferred equity and total debt
2 Per Company filings, statutory surplus of Berkshire Hathaway's insurance businesses was approximately $51 billion at December 31, 2008
3 Includes announced sale of CHF3.0 billion in convertible perpetual capital instruments to Berkshire Hathaway

PartnerRe

All pro forma data is for illustrative purposes only; excludes purchase GAAP adjustments

Proposed PartnerRe Acquisition of PARIS RE
July 6, 2009 14

Combined Exposures Within Current Risk Parameters

		PartnerRe		Proforma	
		2009 Q1 Actual	Limit as % of Economic Capital	2009 Q1 Actual	Limit as %of Economic Capital
Catastrophe	Unlikely	7%	12%	9%	12%
	Remote	20%	24%	23%	24%
Casualty	Unlikely	9%	12%	8%	12%
	Remote	12%	18%	11%	18%
Equity	Unlikely	4%	15%	3%	15%
	Remote	6%	18%	4%	18%

Catastrophe data is Net of Retro and assumes 100% correlation between portfolios

PartnerRe

All pro forma data is for illustrative purposes only

Proposed PartnerRe Acquisition of PARIS RE
July 6, 2009 15

Transaction Impact: Enhanced Risk-Adjusted Returns

✓ Enhanced strategic and financial

- Positions PartnerRe at the top end of mid-sized global reinsurers
- Opportunities for growth in a limited growth environment: increased line sizes and limits
- Creates $1.7 billion shareholders' equity
- Additional debt capacity

✓ Significant diversification benefits

- Broader product spread: facultative & non-peak cat
- Incremental scale in emerging markets
- Increased size and balance = greater opportunity to add risks intelligently as and when conditions improve (casualty, capital markets)

✓ Enhanced shareholder value

✓ Low to moderate integration risk

- Compatible cultures
- Extensive due diligence and analysis performed
- PartnerRe successful track record of integrating European acquisitions

PartnerRe will be Larger & Stronger; NOT Different

Proposed PartnerRe Acquisition of PARIS RE
July 6, 2009                                                                  16

Conclusion: PartnerRe Strategy Remains the Same

Diversify risk across products and geographies

Maintain risk appetite moderately above the market

Actively manage capital across the portfolio and over the cycle

Add value through underwriting/transactional excellence

Achieve superior returns on invested assets in the context of a disciplined risk framework

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Proposed PartnerRe Acquisition of PARIS RE
July 6, 2009 17

Conclusion: PartnerRe Goals Remain the Same

Maintain the same return goals within risk parameters

- Average 13%+ operating ROE; range of 6-20% 9 out of 10 years
- Grow book value by average of 10%+ per year
- Grow dividend consistently

Product of value; unquestioned ability to pay claims

- Expertise and advice on risk transfer
- Financial conservatism

Well managed company

- Driven by economic value
- Motivated employees
- Good decision making
- Transparency
- Risk control processes
- Risk management framework

More capital + better diversification + improved organizational efficiency = enhanced ability to execute our strategy and achieve our goals

Proposed PartnerRe Acquisition of PARIS RE
July 6, 2009                                                                  18

What Will Change

o    Larger and stronger capital base
o    Improved diversification
o    Lower risk, reduced volatility
o    Enhanced ability to execute strategy and improved strategic flexibility
o    Enhanced ability to meet long-term financial goals
o    Improved global presence in all major markets and lines of business

What Won't Change

o    Strategy, Philosophy and Culture
o    Stability in Executive Management
o    Risk Management Culture and Excellent ERM Framework
o    Focus on Economic Value and Economic Value at Risk
o    Underwriting discipline Business Unit operating structure
o    Long-term financial goals
o    Reserving philosophy

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Proposed PartnerRe Acquisition of PARIS RE
July 6, 2009                                                                  19

Additional Information and Where to Find It

PartnerRe will file a proxy statement and, if required by applicable laws and regulations, will file an exchange offer prospectus with the United States
Securities and Exchange Commission (the "SEC") in connection with the proposed transaction. PartnerRe and PARIS RE urge investors and shareholders to read such documents when they become available and any other relevant documents filed with the SEC because they will contain important information. If these documents are filed, investors and shareholders will be able to obtain these documents free of charge at the website maintained by the SEC at www.sec.gov.
In addition, documents filed with the SEC by PartnerRe are available free of charge by contacting Investor Relations, PartnerRe Ltd., 90 Pitts Bay Road,
Pembroke, Bermuda HM 08, (441) 292-0888 or on the investor relations portion of the PartnerRe website at www.partnerre.com.

PartnerRe and its Directors, Executive Officers and other members of management may be deemed to be participants in the solicitation of proxies from
PartnerRe's shareholders in connection with the proposed transaction.
Information regarding PartnerRe's Directors and Executive Officers is set forth in the proxy statement for PartnerRe's 2009 annual meeting, which was filed with the SEC on April 9, 2009. If and to the extent that PartnerRe's Directors and Executive Officers will receive any additional benefits in connection with the transaction that are unknown as of the date of this filing, the details of those benefits will be described in the proxy statement and the exchange offer prospectus. Investors and shareholders can obtain additional information regarding the direct and indirect interests of PartnerRe's directors and executive officers in the transaction by reading the proxy statement and the exchange offer prospectus when they become available.

Important Information for Investors and Shareholders

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Subject to satisfaction of certain conditions precedent, PartnerRe will file an exchange offer for PARIS RE shares and warrants to purchase such shares. A detailed information document (a prospectus) will be filed with the Autorite des Marches Financiers (AMF) in France and will be accessible on the websites of the AMF (www.amf-france.org) and PartnerRe (www.partnerre.com) and may be obtained free of charge from PartnerRe.

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Proposed PartnerRe Acquisition of PARIS RE
July 6, 2009                                                                  20

                                   PartnerRe

                                                                            p20